Exhibit 99.2

Management’s discussion and analysis
(“MD&A”) – August 8, 2013

OVERVIEW
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three months ended June 30, 2013, and has been prepared with all information available up to and including August 8, 2013. This analysis should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three months ended June 30, 2013. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and, commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy also operates a Network Marketing division under the trade name Momentis. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts as well as a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America.

Included in the MD&A is an analysis of the above operations. The analysis enclosed in the MD&A also reflects a retrospective change in disclosure with the energy marketing operations segments now representing the Consumer Energy and Commercial Energy divisions to align with changes effective fiscal 2014 in internal reporting and analysis prepared for senior management. As at March 31, 2013, Terra Grain Fuels, which produces and sells ethanol, was available for sale and is expected to be sold within fiscal 2014. As a result, it continues to be classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes.

1.

FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 31, 2013 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy, assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009, See “Long-term debt and financing for continuing operations” on page 25 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Long-term debt and financing for continuing operations” on page 25 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Long-term debt and financing for continuing operations” on page 25 for further details.

“attrition” means customers whose contracts were terminated primarily due to relocation or cancelled by Just Energy due to delinquent accounts.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-IFRS FINANCIAL MEASURES
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

2.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS
“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS
“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments on non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar.  The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

3.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2014		Fiscal 2013
		% increase
		(decrease)
Sales	$746,123	14%	$657,337
Gross margin	119,414	5%	113,657
Administrative expenses	36,020	6%	33,838
Selling & marketing expenses	52,420	(10)%	58,566
Finance costs	22,520	38%	16,310
Profit (loss) from continuing operations1	(39,770)	NMF 3	332,544
Profit (loss) from discontinued operations	(2,179)	(44)%	(3,905)
Profit (loss)1	(41,949)	NMF 3	328,639
Earnings (loss) per share from continuing operations - basic	(0.28)	NMF 3	2.39
Earnings (loss) per share from continuing operations - diluted	(0.28)	NMF 3	2.00
Dividends/distributions	30,756	(31)%	44,390
Base EBITDA from continuing operations2	29,135	53%	18,987
Base Funds from continuing operations2	13,300	NMF 3	1,082
Payout ratio on Base EBITDA from continuing operations	106%		234%
Payout ratio on Base Funds from continuing operations	231%		NMF
Embedded gross margin2	2,340,600	12%	2,088,200
Energy customers (RCEs)	4,302,000	8%	3,977,000
Home Services customers (installed units)	243,000	37%	177,000
Total customers (RCEs and installed units)	4,545,000	9%	4,154,000
1Profit (loss) for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER ENERGY DIVISION
The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 1,400 independent contractors, the Momentis network marketing operation and Internet-based marketing and telemarketing efforts. Approximately 44% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products and JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products. In addition, the Consumer Energy division has commenced marketing bundled products in Ontario and Texas, offering certain commodity products along with a smart thermostat.

Just Energy owns and operates Momentis, a network marketing company operating in Canada, the U.S. and the U.K which is also included in the Consumer Energy segment disclosure. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added.

COMMERCIAL ENERGY DIVISION
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 51% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

4.

HOME SERVICES DIVISION
National Home Services provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, National Home Services has commenced marketing smart thermostats in Ontario. The thermostats are being sold independently in Ontario or also offered in a bundled product offering with the rental of air conditioners or furnaces. NHS customers make up approximately 5% of Just Energy’s customer base.

NHS markets through approximately 500 independent contractors in Ontario and Quebec. See page 17 for additional information.

SOLAR DIVISION
Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of June 30, 2013, the division has made cumulative commitments of approximately $106.9 million with the status of the associated projects ranging from contracted to completed.

ABOUT THE ENERGY MARKETS

NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta
In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

5.

Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN
Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 27% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 83% of their consumption as green supply. For comparison, as reported in the first quarter of fiscal 2013, 29% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 81% of their consumption. Overall, JustGreen now makes up 9% of the Consumer gas portfolio, consistent with a year ago. JustGreen makes up 14% of the Consumer electricity portfolio, up from 12% a year ago.

Discontinued operations

ETHANOL DIVISION

Terra Grain Fuels is a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was acquired in 2009 as part of the Universal Energy Group Limited acquisition. Since then, management has considered TGF to be a non-core division and management continued to operate based on the intention of the plant maintaining cash flow neutral operations at a minimum. In March 2013, Just Energy formally commenced the process to dispose of TGF.  The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment.  The disposal of TGF is due to be completed within fiscal 2014 and therefore, TGF was classified as held for sale and as discontinued operations as of March 31, 2013. See page 22 for more on the financial results from operations.

6.

EBITDA
For the three months ended June 30
(thousands of dollars, except per share amounts)
	Fiscal 2014	Fiscal 2013
Reconciliation to interim condensed consolidated statements of income
Profit (loss) for the period from continuing operations	$(39,770)	$332,544
Add:
Finance costs	22,520	16,310
Provision for income taxes	4,158	32,697
Amortization	23,106	28,262
Profit (loss) attributable to non-controlling interest	125	(167)
EBITDA	$10,139	$409,646
Add (subtract):
Change in fair value of derivative instruments	17,159	(393,891)
Share-based compensation	1,837	3,232
Base EBITDA	$29,135	$18,987

EBITDA
Gross margin per consolidated financial statements	$119,414	$113,657
Add (subtract):
Administrative expenses	(36,020)	(33,838)
Selling and marketing expenses	(52,420)	(58,566)
Bad debt expense	(9,832)	(8,640)
Amortization included in cost of sales/selling and
marketing expenses	9,489	5,398
Other income	491	2,302
Proportionate share of loss from the joint venture	(2,112)	(1,159)
Profit attributable to non-controlling interest	125	(167)
Base EBITDA	$29,135	$18,987
Dividends/distributions
Dividends	$29,873	$43,197
Restricted share grant and deferred share grant distribution	883	1,193
Total dividends/distributions	$30,756	$44,390
1The per share amounts are calculated on an adjusted diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments and share-based compensation are both removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy. Base EBITDA also removes the share-based compensation expense as it is non-cash and is expected to be settled with equity.

Base EBITDA amounted to $29.1 million in the first quarter of fiscal 2014, an increase of 53% from $19.0 million in the prior comparable quarter. The increase is attributable to the increase in gross margin, as well as significantly lower selling and marketing expense offset by higher administrative and bad debt expenses. Gross margin increased overall by 5% to $ 119.4 million for the three months ended June 30, 2013 with energy marketing and home services gross margin increasing by 1% and 53%, respectively. The average gross margins per RCE for Consumer Energy and Commercial Energy were $165/RCE and $76/RCE respectively, for the rolling 12-months ending June 30, 2013, compared with $165/RCE and $112/RCE respectively, in the prior comparable period.

7.

Administrative expenses increased by 6% from $33.8 million to $36.0 million in the prior comparable quarter. The increase over the prior comparable quarter was due to growth in the Home Services division as well as the costs associated with the new U.K. operations and marketing office.

Selling and marketing expenses for the quarter ended June 30, 2013 were $52.4 million, a 10% decrease from $58.6 million reported in the prior comparable quarter. Although energy marketing customer additions increased by 8% to a record 364,000 RCEs, selling and marketing costs declined due to the use of lower aggregation channels.  In particular, the Momentis network marketing operation had lower costs as it has completed its build-out of the independent representative network. As at June 30, 2013, embedded gross margin increased by 12% compared with a year prior, to $2,340.6 million, reflecting with the 9% net growth of the customer base and a stronger U.S. dollar.

Bad debt expense was $9.8 million for the quarter ended June 30, 2013, a 14% increase from $8.6 million recorded for the prior comparable quarter. This increase is a result of the 35% increase in revenue for markets for which Just Energy bears the bad debt risk quarter over quarter. For the quarter ended June 30, 2013, the bad debt expense of $9.8 million represents 2.2% of revenue in the jurisdictions where the Company bears the credit risk, down from 2.4% of revenue for the three months ended June 30, 2012.

Dividends and distributions paid for the quarter ended June 30, 2013 were $30.8 million, a decrease of 31% from the prior comparable quarter as a result of a reduction in the annual dividend from $1.24 to $0.84 effective the April 2013 dividend. The payout ratio on Base EBITDA was 106% for the three months ended June 30, 2013, versus 234% in the first quarter of fiscal 2013. Just Energy’s operations are seasonal with first quarter typically experiencing the lowest consumption and consequently, the lowest gross margin compared to the other quarters.

For further information on the changes in the gross margin, please refer to “Segmented Base EBITDA from continuing operations” on page 12 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 19 through 20.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	June vs.	As at	2013 vs.
	June 30,	March 31,	March 2013	June 30,	2012
	2013	2013	variance	2012	variance
Energy marketing1	$1,711.7	$1,671.3	2%	$1,622.5	5%
Home Services	628.9	597.6	5%	465.7	35%
Total embedded gross margin	$2,340.6	$2,268.9	3%	$2,088.2	12%
1Energy marketing also includes embedded gross margin related to HES.

Management’s estimate of the embedded gross margin amounted to $2,340.6 million as at June 30, 2013, an increase of 3% over March 31, 2013 and an increase of 12% over the last 12 months. The increase of $71.7 million in embedded gross margin during the first quarter was a result of the increase in the customer base in both energy marketing and home services, offset by the lower gross margin per RCE earned in the Commercial customer base.

The embedded gross margin for energy marketing increased by 2% in the three months ended June 30, 2013, consistent with the increase in customer base. Over the past year, embedded gross margin for energy marketing was up 5% versus an 8% increase in customers. This disparity reflects the fact that the net customer additions were in the Commercial Energy division. Commercial customers by design, have lower margins and shorter base contract terms than consumer customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded gross margin.

The Home Services division experienced an increase of 3% in installed units for the three months ended June 30, 2013 and 37% over the past year. Combined with contractual price increases, this resulted in a 5% higher embedded gross margin for the quarter and 35% for the year.

8.

The U.S. dollar strengthened against the Canadian dollar over the past quarter, resulting in an increase of $39.1 million in embedded gross margin when the U.S. energy marketing future gross margin is stated in Canadian dollars.

Funds from Operations
For the three months ended June 30
(thousands of dollars)
Fiscal 2014	Fiscal 2013
Cash inflow from operations	$21,374	$22,010
Add (subtract):
Increase in non-cash working capital	(6,528)	(21,231)
Cash flows used in operating activities of discontinued operations	591	2,152
Profits attributable to non-controlling interest	125	(167)
Tax adjustment	351	1,347
Funds from continuing operations	$15,913	$4,111
Less: maintenance capital expenditures	(2,613)	(3,029)
Base Funds from continuing operations	$13,300	$1,082
Base Funds from Operations
Gross margin from financial statements	$119,414	$113,657
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	5,843	(829)
Administrative expenses	(36,020)	(33,838)
Selling and marketing expenses	(52,420)	(58,566)
Bad debt expense	(9,832)	(8,640)
Current income tax recovery (provision)	39	(257)
Amortization included in cost of sales/sales and marketing expenses	9,489	5,398
Other income	491	2,302
Financing charges, non-cash	3,476	2,502
Finance costs	(22,520)	(16,310)
Proportionate share of loss from the joint venture	(2,112)	(1,159)
Other non-cash adjustments	65	(149)
Funds from continuing operations	$15,913	$4,111
Less: maintenance capital expenditures	(2,613)	(3,029)
Base Funds from continuing operations	$13,300	$1,082
Base Funds from continuing operations payout ratio	231%	NMF1
Adjusted diluted average number of share outstanding	146.5	m	143.2	m
1Not a meaningful number

Funds from continuing operations represents the cash generated from Just Energy’s ongoing operations and excluding the Ethanol division as it was classified as discontinued operations effective at the end of fiscal 2013. For the three months ended June 30, 2013, Funds from continuing operations were $15.9 million, an increase from the prior comparative period where Funds from continuing operations were $4.1 million.

Base Funds from continuing operations, which represents Funds from continuing operations reduced by the maintenance capital expenditures, were $13.3 million ($0.09 per share), compared with $1.1 million ($0.01 per share) for the first quarter of fiscal 2013. The increase in the current quarter is due to the increase in gross margin and the reduction in selling and marketing costs being offset by higher finance costs.

The payout ratio on Base Funds from continuing operations was 231% for the three months ended June 30, 2013, a significant improvement over fiscal 2013 where dividends of $44.4 million were compared to Base Funds from continuing operations of $1.1 million. Dividends and distributions paid during the first quarter of fiscal 2014 were $30.8 million ($0.21 per share) based on the annual dividend policy of $0.84 effective April 2013. The first and second quarters are traditionally the lowest earning quarters and therefore, result in the highest payout ratios.

9.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q1	Q4	Q3	Q2
	fiscal 2014	fiscal 2013	fiscal 2013	fiscal 2013
Sales	$746,123	$907,375	$736,562	$713,190
Gross margin	119,414	157,655	140,270	114,286
Administrative expenses	36,020	36,739	34,888	33,390
Selling and marketing expenses	52,420	49,277	49,918	50,268
Finance costs	22,520	22,221	18,184	18,436
Profit (loss) for the period from continuing operations	(39,770)	203,391	41,806	23,964
Profit (loss) for the period	(41,949)	137,691	40,238	23,087
Profit (loss) for the period from continuing operations per share – basic	(0.28)	1.44	0.30	0.17
Profit (loss) for the period from continuing operations per share – diluted	(0.28)	1.22	0.29	0.17
Dividends/distributions paid	30,756	44,965	44,636	44,409
Base EBITDA from continuing operations	29,135	72,309	55,160	28,624
Base Funds from continuing operations	13,300	47,314	35,897	12,606
Payout ratio on Base EBITDA from continuing operations	106%	62%	81%	155%
Payout ratio on Base Funds from continuing operations	231%	95%	124%	352%

	Q1	Q4	Q3	Q2
	fiscal 2013	fiscal 2012	fiscal 2012	fiscal 2012
Sales	$657,337	$827,435	$733,134	$606,083
Gross margin	113,657	170,651	140,941	96,349
Administrative expenses	33,838	32,143	29,882	26,624
Selling and marketing expenses	58,566	58,580	48,866	35,302
Finance costs	16,310	14,854	14,757	12,734
Profit (loss) for the period from continuing operations	332,544	(75,640)	(100,636)	(5,561)
Profit (loss) for the period	328,639	(76,895)	(97,386)	(3,494)
Profit (loss) for the period from continuing operations per share – basic	2.39	(0.55)	(0.73)	(0.04)
Profit (loss) for the period from continuing operations per share – diluted	2.00	(0.55)	(0.73)	(0.04)
Dividends/distributions paid	44,390	44,152	43,934	43,691
Base EBITDA from continuing operations	18,987	77,677	59,938	36,059
Base Funds from continuing operations	1,082	54,598	44,972	38,290
Payout ratio on Base EBITDA from continuing operations	234%	57%	73%	121%
Payout ratio on Base Funds from continuing operations	NMF 1	81%	98%	114%
1Not a meaningful figure

10.

Just Energy’s results reflect seasonality, as electricity consumption is greater in the first and second quarters (summer quarters) and gas consumption is greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE FIRST QUARTER

Sales increased by 14% quarter over quarter to $745.1 million from $657.3 million. Consumer Energy’s sales increased by 27% primarily as a result of additional revenue earned in the U.S electricity markets. The sales for this period and past periods have been restated to reflect a change in the recognition of revenue to include transmission/distribution changes in Texas.  Traditionally, Just Energy has passed these costs through to the consumer customer directly and therefore, these changes were recorded on the statement of financial changes only.  However, these costs are now included in the base price included in contract offerings and therefore, will be included in revenue and cost of sales.

Commercial Energy sales decreased by 2% quarter over quarter, which was below the 17% increase in the customer base due to lower prices on commercial contracts during the past 12 months. NHS sales increased by 54% reflecting a 37% increase in customers as well as contractual price increases.

Gross margin was $ 119.4 million, an increase of 5% from the prior comparable quarter. The growth in gross margin from Consumer Energy and NHS was offset primarily by lower gross margin contributions from Commercial Energy and from the sale of non-energy products through Momentis. The Commercial Energy margins were compressed versus the prior comparable quarter due to an increase in capacity costs.  Historically these costs have been lower and relatively stable. In the past year, these costs have increased significantly, thereby compressing margins.  Going forward the Company is structuring its contracts to pass these costs on to the customer as well as better hedge capacity costs, to mitigate future impact to gross margin.

The change in fair value of derivative instruments resulted in a loss of $17.2 million for the current quarter, compared to a gain of $ 393.9 million recorded in the first quarter of fiscal 2013. The loss from continuing operations for the three months ended June 30, 2013, was $ 39.8 million, representing a loss per share of $0.28 on a basic and diluted basis.  For the prior comparable quarter, the profit from continuing operations was $ 332.5 million, representing earnings per share of $2.39 on a basic and $2.00 on a diluted basis. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses. Trailing 12-month earnings from continuing operations per diluted share were $1.59 versus $1.01 a year prior.

Base EBITDA from continuing operations was $29.1 million for the three months ended June 30, 2013, 53% increase from $19.0 million in the prior comparable quarter. Base Funds from continuing operations was $13.3 million for the current quarter, an increase from $1.1 million recorded for the three months ended June 30, 2012. Both increases are primarily a result of higher energy marketing and home services gross margin and lower selling and marketing expenses.

Dividends/distributions paid were $30.8 million, a decrease of 31% over the prior comparable quarter as a result of the change in annual dividend rate from $1.24 to $0.84 effective April 2013. The payout ratio on Base EBITDA from continuing operations was 106%% for the three months ended June 30, 2013, compared with 234% in the prior comparable quarter.  The payout ratio on Base Funds from continuing operations was 231% for the three months ended June 30, 2013, significantly lower than a year prior due to the large increase in Base Funds from continuing operations and a lower dividend rate.

11.

Segmented Base EBITDA from Continuing Operations1
For the three months ended June 30
					Fiscal 2014
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Gross margin per financial statements	$70,316	$35,618	$12,985	$495	$119,414
Add (subtract):
Administrative expenses	(22,340)	(7,468)	(5,412)	(800)	(36,020)
Selling and marketing expenses	(31,655)	(17,089)	(3,553)	(123)	(52,420)
Bad debt expense	(7,564)	(2,248)	(20)	-	(9,832)
Amortization included in cost of sales/selling and marketing expenses	-	4,773	3,993	723	9,489
Other income (loss)	560	(69)	-	-	491
Proportionate share of loss from joint venture	(2,112)	-	-	-	(2,112)
Profit attributable to non-controlling interest	125	-	-	-	125
Base EBITDA	$7,330	$13,517	$7,993	$295	$29,135

					Fiscal 2013
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Gross margin per financial statements	$67,343	$37,831	$8,479	$4	$113,657
Add (subtract):
Administrative expenses	(22,667)	(6,723)	(3,792)	(656)	(33,838)
Selling and marketing expenses	(43,300)	(14,173)	(1,081)	(12)	(58,566)
Bad debt expense	(6,295)	(2,309)	(36)	-	(8,640)
Amortization included in cost of sales/selling and marketing expenses	-	2,832	2,566	-	5,398
Other income (loss)	654	(52)	2	1,698	2,302
Proportionate share of loss from joint venture	(1,159)	-	-	-	(1,159)
Minority interest	(167)	-	-	-	(167)
Base EBITDA	$(5,591)	$17,406	$6,138	$1,034	$18,987
1The definitions of each segment are provided on page 4

Base EBITDA from continuing operations amounted to $29.1 million for the three months ended June 30, 2013, an increase  of 53% from $19.0 million in the prior comparative quarter. Consumer Energy contributed $7.3 million to Base EBITDA from continuing operations for the first quarter, an increase from $(5.6) million in the three months ended June 30, 2012.  The large increase was a result of two main factors:  higher margins realized due the first quarter of fiscal 2013 being impacted by large volume of utility financial reconciliations from the prior year’s winter warm weather and 27% lower selling and marketing expenses despite a 6% increase in Consumer energy customers aggregated in the current quarter.  This reduction was driven by greater use of lower cost channels and, in particular lower costs from the network marketing sales channel.

Commercial Energy contributed $13.5 million to Base EBITDA from continuing operations, a decrease of 22% from the three months ended June 30, 2012 when the segment contributed $17.4 million. The decrease is a result of lower margins due to competitive pricing pressures in major markets and higher capacity costs in the northeast U.S. Administrative costs were up 11% largely due to the 17% increase in Commercial customers year over year, which was offset by economies of scale.  Selling and marketing expenses were up 21%, higher than the 10% increase in customers added due to fixed marketing costs in the newly opened U.K. market and increasing residual commission payments from the growth in customer base.

12.

NHS contributed $8.0 million to consolidated Base EBITDA from continuing operations for the first quarter of fiscal 2014, an increase of 30% from $6.1 million in the prior comparable quarter due to a 37% increase in customer base. Just Energy’s other division, HES, contributed $0.3 million to Base EBITDA from continuing operations for the current quarter, compared with $1.0 million contributed in the first quarter of fiscal 2013, due to a one-time gain on a sale of a completed project of $1.7 million.

For further information on each division, please refer to “Energy Marketing” on page 15, “Home Services division” on page 17 and “Solar division” on page 18.

Customer aggregation
	April1,			Failed to	June 30,	% increase	June 30,	% increase
	2013	Additions	Attrition	renew	2013	(decrease)	2012	(decrease)
Consumer Energy
Gas	791,000	52,000	(45,000)	(13,000)	785,000	(1)%	826,000	(5)%
Electricity	1,198,000	119,000	(74,000)	(36,000)	1,207,000	1%	1,173,000	3%
Total Consumer	1,989,000	171,000	(119,000)	(49,000)	1,992,000	0%	1,999,000	0%
Commercial Energy
Gas	207,000	14,000	(2,000)	(6,000)	213,000	3%	280,000	(24)%
Electricity	2,026,000	179,000	(24,000)	(84,000)	2,097,000	4%	1,698,000	23%
Total Commercial	2,233,000	193,000	(26,000)	(90,000)	2,310,000	3%	1,978,000	17%
Total Energy Marketing	4,222,000	364,000	(145,000)	(139,000)	4,302,000	2%	3,977,000	8%
Home Services
Water heaters	217,000	7,000	-	-	224,000	3%	165,000	36%
Air conditioners / Furnaces	18,000	1,000	-	-	19,000	6%	12,000	58%
Total installs	235,000	8,000	-	-	243,000	3%	177,000	37%
Combined total	4,457,000	372,000	(145,000)	(139,000)	4,545,000	2%	4,154,000	9%

Gross customer additions for the quarter were the highest in Just Energy’s history at 372,000, an increase of 6% from the 350,000 customers added through marketing in the first quarter of fiscal 2013. This total includes customer additions from both energy marketing and from National Home Services.

Gross energy marketing customer additions for the quarter were 364,000, an increase of 8% from the 338,000 customers added through marketing in the first quarter of fiscal 2013. Net additions from marketing were 80,000 for the quarter, a decrease from the 107,000 net customers added in the prior quarter. The smaller number of net additions was a result of higher number of customers lost through attrition and failure to renew as is expected from a larger customer base.  As noted on page 18, percentage attrition was down compared to the prior comparable quarter and percentage renewal rates are at the 70% Company target. The Company is actively looking at the current customer base to ensure that profitability levels of products support our earnings profile, which may lead to higher short-term attrition and renewal rates.

NHS installed 7,000 water heaters and 1,000 air conditioners and furnaces in the first quarter of fiscal 2014, compared with 10,000 water heaters and 2,000 air conditioner and furnace units installed in the prior comparable quarter. NHS currently markets through 500 independent contractors.

Consumer customer additions amounted to 171,000 for the first quarter of fiscal 2014, a 6% increase from 162,000 gross customer additions recorded in the prior comparable quarter. Commercial customer additions were 193,000 for the current quarter, a 10% increase from 176,000 gross customer additions in the prior comparable quarter. The increase in additions was a result of strong results from independent contractors, brokers and Internet marketing.

13.

For the three months ended June 30, 2013, 35% of our total consumer and commercial energy marketing customer additions were generated from door-to-door sales, 37% from commercial brokers and 28% from Internet based and other non-door-to-door channels. Prior to the acquisition of Hudson Energy in fiscal 2011, the vast majority of customer additions were generated door-to-door.

The Consumer Energy customer base was up slightly over the past three months and down less than 1% compared with levels reported at June 30, 2012. During the first quarter of fiscal 2014, the Consumer Energy gas customer base decrease by 1% and the Consumer Energy electricity customer base increase by 1%. The net customer additions for the three months ended June 30, 2013 were 3,000 versus 32,000 in the prior comparable quarter. The lower number of net additions for the current quarter is a result of more customers being lost to attrition and failure to renew due to the normal credit drop of customers at the beginning of the cooling season, particularly in the now much larger Texas customer base, as well as strong competition within the U.S markets.

The Commercial Energy customer base increased by 3% during the first quarter of fiscal 2014 and 17% since June 30, 2012. For the three months ended June 30, 2013, the Commercial Energy gas and electricity customer bases increased by 3% and 4%, respectively. The net customer additions were 77,000 for the three months ended June 30, 2013, compared with the 75,000 net additions in the first quarter of fiscal 2013. The growth in net additions was less than gross additions in the first quarter of fiscal 2014 is due to a higher number of customers being up for renewal in the current quarter, which experienced lower commercial renewal rates. By the nature of the bidding process, Commercial division renewal rates will inevitably be more volatile than those of the Consumer division

The new U.K. operations generated 8,000 customer additions in the quarter, consistent with the growth seen within past new market entries.

At June 30, 2013, the U.S, Canadian and U.K segments accounted for 72%, 27% and 1% of the energy marketing customer base, respectively. At the end of the prior comparable quarter, the U.S. and Canadian segments represented 69% and 31% of the energy marketing customer base, respectively.

ATTRITION
	Trailing	Trailing
	12-month	12-month
	attrition	attrition
	June 30, 2013	June 30, 2012

Consumer	22%	19%
Commercial	5%	8%
Total Attrition - Consumer & Commercial divisions	12%	13%

The combined attrition rate for Just Energy was 12% for the trailing 12 months ended June 30, 2013, a decrease of 1% from the overall rate reported a year prior. U.S. Consumer division attrition was up slightly while U.S. Commercial division attrition was down versus the comparable quarter. Canadian attrition was down slightly for both divisions.

Lower attrition is consistent with the gradual movement of the customer base to contracts at the current market price.  Heavy competition in large U.S. markets continues to elevate Consumer division attrition to higher than average rates while the improving economy has resulted in lower Commercial attrition rates.

14.

RENEWALS

	Trailing	Trailing
	12-month	12-month
	renewal	renewal
	June 30,	June 30,
	2013	2012
Consumer	75%	64%
Commercial	65%	79%
Total renewals Consumer and Commercial divisions	70%	74%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 70% over the last 12 months, in line with management’s targeted renewal rates but down from 74% a year earlier.  The decline is predominantly attributable to the loss of single large, low margin U.S. gas customer during the trailing 12-months.

The renewal rates for Consumer Energy division in Canada were stronger at 75% up from 70% a year earlier.  This improvement reflects the steady movement of existing customer prices towards current market.  This has been a steady trend which should allow Just Energy to maintain renewals at or above the target 70% level.

Renewal rates for Commercial division were 65% down from 79%.  The decline was almost entirely due to the loss of the large gas customer noted above which has a minimal effect on net margin. Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2014	18%	19%	31%	26%
2015	17%	24%	22%	31%
2016	17%	17%	21%	22%
2017	16%	13%	12%	10%
Beyond 2017	32%	27%	14%	11%
Total	100%	100%	100%	100%
Note: All month-to-month customers, which represent 419,000 RCEs, are excluded from the table above.

Energy Marketing
GROSS MARGIN
For the three months ended June 30
(thousands of dollars)
	Fiscal 2014			Fiscal 2013
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$14,785	$6,044	$20,829	$11,512	$3,141	$14,653
Electricity	55,292	29,574	84,866	48,256	34,690	82,946
Network marketing (non-energy)	239	-	239	7,575	-	7,575
	$70,316	$35,618	$105,934	$67,343	$37,831	$105,174
Increase (decrease)	4%	(6)%	1%

15.

CONSUMER ENERGY

Gross margin for the Consumer Energy division was $70.3 million, an increase of 4% from the $67.3 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 28% and 15%, respectively, with this increase being offset by the $7.3 million decline in network marketing non-energy gross margin. These non-energy margins were largely derived from initial sign-up revenue from new independent representatives. This revenue stream will be more in line with the current quarter in future reporting periods as the prior comparable quarter was during a period of high growth for Momentis with the intention of building a significant base of independent representatives. The Consumer Energy customer base remained relatively flat over the past year.

Average realized gross margin for the Consumer Energy division after all balancing costs for the rolling 12 months ended June 30, 2013, was $165/RCE representing an increase from $163/RCE reported in the prior comparable quarter. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin from gas customers in the Consumer Energy division was $14.8 million for the three months ended June 30, 2013, an increase of 28% from $11.5 million recorded in the prior comparable quarter. Gross margin increased despite the 5% decrease in customer base during the past year and instead relates to the impact of the warmest winter on record (fiscal 2012) on the prior comparable quarter. For the gas markets, when consumption is lower than expected, as was the case in the winter of 2011/2012, there are additional financial reconciliations, which also impact gross margin primarily in the subsequent two quarters. For the current quarter, there was minimal impact from the financial reconciliation as the previous winter was close to normal.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $55.3 million for the three months ended June 30, 2013, an increase of 15% from $48.3 million recorded in the prior comparable quarter. While the customer base increased by 3% over the past year, the gross margin was also impacted positively by attractive pricing on variable rate and JustGreen products throughout the U.S. markets, including some new markets entered within the last 12 months. In addition, electricity gross margin increased in Texas as a result of additional fee-based revenue based on the recovery of the costs to serve.

Network marketing (non-energy)

Gross margin from network marketing was $0.2 million for the three months ended June 30, 2013, compared with $7.6 million recorded in the first quarter of fiscal 2013. The decrease in gross margin relates to lower sign-up revenue as fewer, independent representatives joined Momentis. Energy-related gross margin from Momentis is included in gas and/or electricity as applicable for the Consumer Energy or Commercial Energy divisions.

COMMERCIAL ENERGY

Gross margin for the Commercial Energy division was $35.6 million, a decrease of 6% from the $37.8 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 92% and decreased by 15%, respectively. The Commercial Energy customer base increased by 17% during the past year however; realized gross margins were lower per RCE due to competitive pricing pressure and the higher capacity charges in the northeast U.S.

Average realized gross margin after all balancing costs for the rolling 12 months ended June 30, 2013, was $76/RCE, a decrease from $112/RCE due largely to the impact to gross margin from higher capacity costs for electricity customers. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial Energy division was $6.0 million, an increase of 92% from the $3.1 million recorded in the prior comparable quarter. The gas customer base has decreased by 24% over the past year, primarily due to one low margin customer representing 75,000 RCEs failing to renew its contract during the second quarter of fiscal 2013. The increase in gross margin was due to the prior period including the low margin customer as well as financial reconciliations associated with the lower consumption in the warm weather experienced during the 2011/2012 winter months. The higher fiscal 2014 gross margins reflect contracted prices with no weather related balancing as a result of normal weather during the 2012/2013 winter months.

16.

Electricity

Electricity gross margin for the Commercial Energy division was $29.6 million, a decrease of 15% from the $34.7 million recorded in the prior comparable quarter. The electricity customer base has increased by 23% over the past year. Despite the increase in customer base, the gross margins realized were compressed during the current quarter in comparison with the first quarter of fiscal 2013 due to the competitive pricing pressure reducing margin added for new customers. In addition, gross margins were further compressed by increased capacity costs in the Northeastern United States, the same issue that impacted margins in the fourth quarter of fiscal 2013. Going forward, the company is structuring its contracts to pass these costs on to the customer as well as better hedge capacity costs to mitigate future impact to gross margin.

Gross margin earned through marketing efforts

The table below depicts the annual margins on contracts of consumer and commercial customers signed during the year. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen.

ANNUAL GROSS MARGIN PER CUSTOMER1
		Number of		Number of
	Fiscal 2014	customers	Fiscal 2013	customers

Consumer customers added and renewed in the period	$170	304,000	$174	247,000
Consumer customers lost in the period	177	168,000	178	131,000
Commercial customers added and renewed in the period	66	394,000	78	343,000
Commercial customers lost in the period	80	116,000	114	100,000

1 Customer sales price less cost of associated supply and allowance for bad debt.

For the three months ended June 30, 2013, the average gross margin per/RCE for the customers added and renewed by the Consumer Energy division was $170/RCE, a decrease from $174/RCE in the prior comparable quarter. The average gross margin/RCE for the customers lost during the three months ended June 30, 2013 was $177/RCE, compared with $178/RCE in the three months ended June 30, 2012.

For the Commercial Energy division, the average gross margin per/RCE for the customers signed during the first quarter of fiscal 2014 was $66/RCE, a decrease from $78/RCE in the prior comparable quarter. Lower margins were as a result of competitive pressure, particularly in U.S. markets, Public disclosure of competitors indicates that this trend is pervasive in the Commercial market. Customers lost through attrition and failure to renew during the three months ended June 30, 2013 were at an average gross margin of $80/RCE, compared with $114/RCE lost in the first quarter of fiscal 2013.

Home Services division (“NHS”)
NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS currently markets through approximately 500 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset that will generate strong cash returns following repayment of the HTC financing.

17.

The average water heater contract is for a period of 15 years with the average cost of installation being approximately $1,000. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. This loan amount per unit exceeds the full installation costs of the unit regardless of term.  HTC is then paid an amount that is approximately equal to the customer rental payments (excluding annual contractual rate increases) on the water heaters for the next five, seven or ten years as applicable. This funding is used for the upfront capital costs and billing and other general operating costs during the first five, seven or ten years.

The embedded gross margin within the NHS contracts grew 35% to $628.9 million during the past 12 months and up 5% from $597.6 million as at March 31, 2013.  NHS also realized gross margin of $13.0 million during the first quarter of fiscal 2014.

Just Energy has started selling smart thermostats through its Consumer Energy division and NHS. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offerings with commodity or air conditioner/furnace rentals. This new initiative was launched late in fiscal 2013 with approximately 12,000 installations completed as of June 30, 2013. The majority of the installations have been through cross-sell opportunities with Consumer Energy customers. To date the sale of thermostats has resulted in lower attrition on customers with bundled products than that experienced with customers purchasing only a single product.

RESULTS FROM OPERATIONS
For the three months ended June 30, 2013, NHS had sales of $16.8 million and gross margin of $13.0 million, an increase of 54% and 53%, respectively from $10.9 million in sales and $8.5 million gross margin reported in the prior comparable quarter. The increase in sales was due to the larger customer base and the expansion into Quebec. The higher growth of sales versus installed customers reflects the growth of furnace and air conditioner installations on an annual basis as well as an increase in rates. Revenue associated with furnace and air conditioner installations is approximately 2.4 times that of a water heater unit. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses were $5.4 million for the three months ended June 30, 2013, an increase of 43% quarter over quarter due to the 37% increase in installed units.

Base EBITDA for the Home Services division for the first quarter of fiscal 2014 amounted to $8.0 million, an increase of 30% from $6.1 million in the prior comparable quarter. This increase is attributable to the increase in gross margin associated with the 37% increase in installed customer base in the prior comparable quarter as well as contractual annual price increases.

Finance costs amounted to $4.9 million for the three months ended June 30, 2013, a  61% increase from $3.0 million expensed during the first quarter of fiscal 2013. As at June 30, 2013, the balance of NHS financing outstanding was $270.3 million, with an average term of six years.

Solar division
Hudson Energy Solar installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES has entered into a number of financing arrangements in order to fund the capital-intensive costs to install the solar systems. Just Energy benefits from this division by the revenue generated by the PPAs and SRECs as well as the various tax incentives supporting green energy, including accelerated depreciation.

Base EBITDA generated by the HES division amounted to $0.3 million, a decrease from $1.0 million in the prior comparable quarter. Gross margin generated by the Solar division amounted to $0.4 million and represents proceeds from PPAs related to completed sites, as well as SRECs.

As at June 30, 2013, the division has made commitments of $106.9 million, with project statuses ranging from contracted to completed.

18.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

For the three months ended June 30
			% increase
	Fiscal 2014	Fiscal 2013	(decrease)
Consumer Energy	$22,340	$22,667	(1)%
Commercial Energy	7,468	6,723	11%
NHS	5,412	3,792	43%
Solar	800	656	22%
Total administrative expenses	$36,020	$33,838	6%

The Consumer Energy administrative expenses decreased quarter over quarter by 1% reflecting a flat year over year consumer customer base. Commercial Energy administrative costs were up 11% largely due to the 17% year over year increase in Commercial customers offset by some savings as the previous year included one-time costs from new territories. Combined, the energy marketing related administrative expenses were relatively flat quarter over quarter.

Quarter over quarter, administrative expenses for NHS increased by 43%. The increase in expenses for the Home Services division is a result of servicing costs to support the 37% larger installed base. The Solar administrative expenses increased slightly from $0.7 million to $0.8 million for the first quarter of fiscal 2014.

Management is actively working to manage the administrative expenses and ensure that Just Energy is experiencing economies of scale with its growth. Just Energy is working to streamline processes and reporting structures with the intent of removing overhead costs where appropriate. Overall administrative costs were $36.0 million in the first quarter of fiscal 2014 versus $36.7 million in the fourth quarter of fiscal 2013.  The reduced run rate is a trend expected to continue despite anticipated customer growth.

SELLING AND MARKETING EXPENSES
For the three months ended June 30
			% increase
	Fiscal 2014	Fiscal 2013	(decrease)
Consumer Energy	$31,655	$43,300	(27)%
Commercial Energy	17,089	14,173	21%
NHS	3,553	1,081	229%
Solar	123	12	925%
Total selling and marketing expenses	$52,420	$58,566	(10)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $52.4 million, a decrease of 10% from $58.6 million in the first quarter of fiscal 2013.

The selling and marketing expenses for the Consumer Energy division were $31.7 million for the three months ended June 30, 2013, a 27% decrease from the selling and marketing expenses of $43.3 million recorded in the prior comparable quarter. Selling costs declined due to the use of lower cost aggregation channels.  In particular, the Momentis network marketing operations completed its build-out of the independent representatives in fiscal 2013. During the first quarter of fiscal 2014, the customer additions by the Consumer Energy sales force totalled 171,000, an increase of 6% compared to 162,000 customers added through these sales channels in the prior comparable quarter.

The selling and marketing expenses for the Commercial Energy division were $17.1 million for the three months ended June 30, 2013, a 21% increase from the selling and marketing expenses of $14.2 million recorded in the prior comparable quarter. During the first quarter of fiscal 2014, the customer additions by the Commercial Energy sales force totalled 193,000, an increase of 10% compared to 176,000 customers added through our sales channels in the prior comparable quarter. In addition, the selling and marketing expense for the Commercial Energy division includes amortization of the commission capitalized in other periods through contract initiation costs, which increased by 69% to $4.8 million. The residual commission expense paid to brokers in the three months ended June 30, 2013 increased by 11% to $7.5 million compared with the residual commission paid in the prior comparable quarter.

19.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the three months ended June 30, 2013, the amortization amounted to $5.6 million, an increase of 68% from $3.3 million reported in the prior comparable period.

The aggregation costs per customer for the last 12 months for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	F2014		F2013
	Consumer	Commercial	Consumer	Commercial
Natural gas	$163/RCE	$28/RCE	$194/RCE	$34/RCE
Electricity	$149/RCE	$31/RCE	$167/RCE	$32/RCE
Average aggregation costs	$154/RCE	$31/RCE	$178/RCE	$32/RCE

The 13% decline in the per customer aggregation costs for the Consumer energy division continues a trend of lower costs seen in recent quarters.  The Company has focused on increasing sales through lower costs channels and expects that trend to continue.

The $31 average aggregation cost for the Commercial energy division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging 31 per year for each additional year that the customer flows. Assuming an average life of  2.8 years, this would add approximately $55.8 (1.8 x 31) to the year’s 31 average aggregation cost reported above. For the prior year, the total aggregation costs of commercial brokers were $32/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. HES also assumes the credit risk for its customers once projects are completed and interconnected. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. For the three months ended June 30, 2013, Just Energy was exposed to the risk of bad debt on approximately 60% of its sales, compared with 56% of sales for the prior comparable quarter. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets where Just Energy assumes the credit risk.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended June 30, 2013, was $ 9.8 million, an increase of 14% from $8.6 million expensed in the prior comparable quarter. The bad debt expense increase was a result of a 35% increase in revenues for the current period for the markets where Just Energy bears the credit risk. Management integrates its default rate for bad debts within its target margins and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the three months ended June 30, 2013, the bad debt expense of $ 9.8 million represents 2.2% of relevant revenue, lower than the bad debt for the prior comparable quarter, which represented 2.4% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. Bad debt tends to be highest in the second and third quarters, which are the periods of peak cooling loads in Texas. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended June 30, 2013 amounted to $ 22.5 million, an increase of 38% from $16.3 million recorded in Q1 of fiscal 2013. The financing costs incurred by the Home Services division increased by 61% to $4.9 million in the current quarter from $3.0 million during the three months ended June 30, 2012. In addition, HES incurred $0.8 million for its funding, which was not in place during the prior comparable quarter. All other financing costs were $16.8 million, an increase of 27% from $13.3 million expensed during the three months ending June 30, 2012. This increase is a result of the issuance of the $105 million senior unsecured note within the past year as well as higher borrowings through the credit facility.

20.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2013, a foreign exchange unrealized gain of $13.2 million was reported in other comprehensive income versus $3.1 million in the first quarter of fiscal 2013.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
For the three months ended June 30
(thousands of dollars)

	Fiscal 2014	Fiscal 2013
Current income tax expense (recovery)	$(39)	$257
Deferred tax expense	4,197	32,440
Provision for income taxes	$4,158	$32,697

Just Energy recorded a current income tax recovery of $0.04 million for the first three months of this fiscal year, versus a $0.3 million of expense in the same period of fiscal 2013.  The decrease in current tax expense is mainly due to lower U.S. state income tax expense recorded in this quarter than in the same period of the prior fiscal year.

During the first three months of this fiscal year, the cumulative mark to market losses from financial instruments further declined as a result of a change in fair value of these derivative instruments during this period and, as a result, a deferred tax expense of $4.2 million has been recorded for the current period.  During the first quarter of fiscal 2013, the comparable deferred tax expense was $32.4 million, which was mainly due to a more significant decline in the cumulative mark to market losses from financial instruments during that period.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2014, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

21.

Discontinued Operations

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. The disposal of TGF is due to be completed within fiscal 2014. At March 31, 2013, TGF was classified as held for sale. Accordingly, it has been identified as a discontinued operation along with its related non-recourse debt.  Just Energy has no expectation of cash recovery above outstanding debt on the sale.

RESULTS OF OPERATIONS

For the three months ended June 30, 2013, TGF had sales of $30.8 million, an increase of 31% from $23.5 million in the prior comparable quarter. The increase in sales is a result of higher ethanol prices and higher production during the quarter. Gross margin amounted to $1.6 million, an increase of 163% from $0.6 million in the prior comparable quarter. In the first quarter of fiscal 2014 the plant produced 27.1 million litres of ethanol and 24,784 metric tonnes of DDG, resulting in a productive capacity of 72%.

TGF receives a federal subsidy based on the volume of ethanol produced related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009.  The subsidy was $0.06 per litre for June 30, 2013. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Ethanol prices were, on average, $0.73 per litre, an increase of 20% from the prior comparable quarter, and wheat prices averaged $284.00 per metric tonne as of June 30, 2013 an increase of 13% from the prior comparable quarter.

TGF CREDIT FACILITY
A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility represents a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3%, with principal repayments commenced March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security charge on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. Pursuant to a forbearance agreement dated as of June 1, 2013, the lenders have agreed that TGF shall not be required to make any principal payments until December 31, 2013.  The lenders have no recourse to the Company or any other Just Energy entity.

TGF DEBENTURES
A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants has been extended to May 15, 2014, with a call right any time after April 1, 2013.  Pursuant to a waiver and forbearance agreement made as of June 24, 2013, the debenture holders have agreed to waive any principal and interest payments up to and including January 1, 2014.  The lenders have no recourse to the Company or any other Just Energy entity.

TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the $3.4 million in bank indebtedness, TGF has total letters of credit issued of $0.3 million.

22.

Liquidity and capital resources from continuing operations
SUMMARY OF CASH FLOWS
For the three months ended June 30
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Operating activities from continuing operations	$21,965	$24,162
Investing activities from continuing operations	(23,285)	(34,851)
Financing activities from continuing operations, excluding dividends	23,440	57,818
Effect of foreign currency translation	(36)	(85)
Increase in cash before dividends	22,084	47,044
Dividends (cash payments)	(26,769)	(44,348)
Increase (decrease) in cash	(4,685)	2,696
Increase in cash from discontinued operations and cash reclassified to assets held for sale	82	1,084
Cash and cash equivalents – beginning of period	38,498	53,220
Cash and cash equivalents – end of period	$33,895	$57,000

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Cash flow from continuing operating activities for the period ended June 30, 2013, was $22.0 million, a decrease from $24.2 million in the first quarter of fiscal 2013. Cash flow from continuing operations decreased as the increase in gross margin was offset by higher administrative expenses and finance costs.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Just Energy purchased capital assets totalling $13.6 million during the three months ended June 30, 2013, a decrease from $24.3 million in the prior comparable period. Just Energy’s capital spending related primarily to the installations for the Home Services and Solar divisions. Contract initiation costs remained relatively constant quarter over quarter at approximately $8.1 million.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the year ended June 30, 2013, $126.4 million in long-term debt was issued primarily to fund capital investments made by the Home Services and Solar divisions and advances made under the credit facility. Long-term debt of $107.5 million was repaid during the first quarter of fiscal 2014 relating primarily to repayments of the credit facility. In the prior comparable period, $66.5 million was issued in long-term debt relating to the credit facility and NHS financing with $8.7 million being repaid.

As of June 30, 2013, Just Energy had a credit facility of $370 million expiring on December 31, 2013. Just Energy entered ten new markets in fiscal 2013 but anticipates entering only one additional market in fiscal 2014. This, combined with tight expenditure controls and expected higher cash flow, should reduce the need for credit facility funding of working capital and collateral posting requirements. Management expects overall funding requirements will be reduced and the Company can achieve savings through carrying a smaller credit facility going forward.

Just Energy’s liquidity requirements are primarily driven by the delay from the time that a customer contract is signed until cash flow is generated. For consumer customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.
The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months.

These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

23.

DIVIDENDS (CASH AND SHARE PAYMENTS)
Just Energy has an annual dividend rate of $0.84 per share effective April 2013. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month. Investors should note that due to the DRIP, a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent.

During the period ended June 30, 2013, Just Energy paid cash dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $26.8 million, compared to $44.3 million in the prior comparable quarter. For the three months ended June 30, 2013, $4.0 million of the dividends were paid in shares under the dividend reinvestment plan (“DRIP”), compared to none in the prior comparable quarter due to the suspension of the DRIP program.

Balance Sheet as at June 30, 2013, compared to March 31, 2013
Cash decreased from $ 38.5 million as at March 31, 2013, to $ 33.9 million. The utilization of the credit facility increased from $110.1 million to $113.2 million. The increase in the utilization of the credit facility is a result of the growth in the energy marketing operations as well as the funding requirements of the Solar and Network Marketing divisions.

As at June 30, 2013, trade receivables and unbilled revenue amounted to $ 309.0 million and $ 114.8 million, respectively, compared to March 31, 2013, when the trade receivables and unbilled revenue amounted to $ 315.6 million and $ 129.2 million, respectively.   Trade payables have decreased by 1% from $ 301.8 million to $ 299.4 million during the first quarter of fiscal 2014.

As at June 30, 2013, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $1.1 million and $12.1 million, respectively. At March 31, 2013, Just Energy has gas delivered in excess of consumption and deferred revenue amounting to $5.2 million and $13.0 million, respectively.

In Ontario, Manitoba and Quebec more gas has been consumed by customers than Just Energy has delivered to the LDCs which is consistent with the seasonality of deliveries and customer consumption.  As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $17.9 million and $15.6 million, respectively as of June 30, 2013, due to lower seasonal consumption in the quarter. In addition, gas in storage increased from $11.1 million as at March 31, 2013 to $22.8 million as at June 30, 2013 due to lower seasonal consumption in the quarter.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson, Fulcrum and Universal purchases. The total intangible asset balance decreased to $440.5 million, from $447.3 million as at March 31, 2013, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $795.2 million as at March 31, 2013 to $813.0 million for the period ended June 30, 2013, primarily as a result of additional funding related to the Home Services division and HES financing.

24.

Long-term debt and financing for continuing operations
(thousands of dollars)
	June 30, 2013	March 31, 2013

Just Energy credit facility	$113,176	$110,121
$105 million senior unsecured note	105,000	105,000
NHS financing	270,253	257,427
$90m convertible debentures	88,008	87,610
$330m convertible debentures	299,500	297,928
$100m convertible debentures	88,032	87,579
HES financing
Credit facility	11,703	11,431
Construction loan	8,158	9,776
Term loan	6,856	-

JUST ENERGY CREDIT FACILITY
Just Energy holds a $370 million credit facility to meet working capital requirements. The credit facility expires December 31, 2013. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, TGF, NHS, HES, and the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the three months ended June 30, 2013, certain financial covenants were amended and/or waived to accommodate the growth of the business. As at June 30, 2013, all of the covenants had been met.

$105 MILLION SENIOR UNSECURED NOTE
The $105 million senior unsecured note bears interest at 9.75% and matures in May 2018.  The $105 million senior unsecured note is subject to certain financial and other covenants.  As of June 30, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the U.K. operations.

Three months ended
June 30, 2013
Base EBITDA	$24,551
Selling and marketing expense to add gross margin	16,723
Share-based compensation	1,739
Maintenance capital expenditures	2,613

NHS FINANCING
NHS has a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. As security for performance of the obligation, NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral.

25.

The financing agreement is subject to a holdback provision of 3% to 5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS is required to meet a number of non-financial covenants under the agreement and, as at June 30, 2013, all of these covenants had been met.  The current balance under this arrangement is $240.3 million.

NHS assumed debt, relating to the acquisition of customer contracts in the prior year.  The current outstanding debt of $29.9 million bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to  August of 2022.

$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million.  The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at June 30, 2013, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 39.94 Just Energy common shares, representing a conversion price of $25.04 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100m of convertible unsecured subordinated debentures, which were used to purchase Fulcrum. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100m convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

26.

HES FINANCING
Effective August, 2012, HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%.

HES, through a subsidiary, has entered into an arrangement providing access to construction loans to fund certain specified projects.  As at June 30, 2013, $8.2 million has been advanced under these loans.  The construction loans bear interest at 10% and are due upon completion of the underlying solar projects.  Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor.  The term loan to be received will bear interest at 8% and mature in six years.  The investment will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded.

During the quarter HES received proceeds of $6.9 million under a term loan to satisfy a prior construction loan.  The term loan bears interest at 8% and matures on June 21, 2019.  In addition, HES received $6.1 million from an institutional investor under this arrangement.  The proceeds received have been recorded as a contribution from a non-controlling interest.  The minority shareholder owns approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects.  The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$299,431	$299,431	$-	$-	$-
Long-term debt (contractual cash flow)	1,035,526	167,727	195,979	511,061	160,759
Interest payments	240,690	61,331	103,066	66,463	9,830
Premises and equipment leasing	31,009	7,495	10,832	6,835	5,847
Royalty payments	45,782	-	1,122	9,393	35,267
Long-term gas and electricity contracts	2,728,619	1,428,709	1,083,532	209,880	6,498
	$4,381,057	$1,964,693	$1,394,531	$803,632	$218,201

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

27.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $121.2 million to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, and The Hanover Insurance Group, Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2013 was $37.7 million.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Impairment of non-financial assets
Just Energy performed its annual impairment test as at March 31, 2013 and considered impairment for its revised segments that were reported for the first quarter of fiscal 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2013, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates, and;
•	Growth rates used to extrapolate cash flows beyond the budget period

The gross margin and customer consumption included in the financial projections is based on normal weather.  Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal and can impact the expected performance of the Company.  Past experience has shown that deviations from normal weather can have an impact of up to $35 million, both positively and negatively, on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets respectively).   An average customer consumption growth rate of 9% was used in the projections. An isolated 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 9% average increase in the overall customer base was used in the projections.  An isolated 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 9% was applied to selling costs in the projections. An isolated 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

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Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 9%. An isolated 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market our products in the jurisdictions in which it operates.  Any changes in legislation would only impact the respective jurisdiction.  This item is are out of the control of management and cannot be predicted.  Management has used all information available to prepare its financial projections.

Deferred taxes
In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and its respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given if any reversal will occur or the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations, and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $21.8 million and ($24.9 million) have been recorded on the consolidated statements of financial position as at June 30, 2013 and March 31, 2013, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. We believe there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods.  Just Energy’s Solar division creates additional tax benefits that will allow the Company to have lower taxable income in the U.S. in future periods. As at June 30, 2013 a valuation allowance of $47.4 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $32.1 million and $31.3 million have been recorded on the consolidated statements of financial position as at June 30, 2013 and March 31, 2013, respectively. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments.  Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

Useful life of key property, plant and equipment and intangible assets
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

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Depreciation and amortization expense in the consolidated statements of income (loss) was $26.8 million, a decrease from $41.8 million in the prior comparable quarter.

Fair value of financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, and trade and other payables under Level 1.

Level 2
Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NY MEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NY MEX), ii) Basis and iii) Foreign exchange. NY MEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

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Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements.  Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2013 would have increased (decreased) by $222.1 million ($220.1 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2013 would have increased (decreased) by $210.4 million ($208.7 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Receivables and allowance for doubtful accounts
The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance.  Just Energy is exposed to customer credit risk in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan and Georgia and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at August 8, 2013, there were 142,808,326 common shares of Just Energy outstanding.

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Normal course issuer bid
During the 12-month period of February 14, 2013 and ending February 13, 2014, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to 10,000,000 shares, representing approximately 7.4% of the public float. The maximum number of shares that Just Energy may purchase on a daily basis is 107,182 shares, or approximately 25% of the average daily trading volume of the previous six months trading activity on the Toronto Stock Exchange. As at August 8, 2013, Just Energy has not repurchased any shares for cancellation.

In addition, Just Energy has approval to make a normal course issuer bid for the $330m convertible debentures and $100m convertible debentures during the 12-month period of February 22, 2013 through to February 21, 2014. For the $330m convertible debentures, a total of $33 million, representing 10% of the public float may be purchased for cancellation with up to $158,993 being available to purchase on a daily basis. For the $100m convertible debentures, the daily limit is set at $24,548 with up to $10 million being available for cancellation, representing 10% of the public float. As of August 8, 2013, Just Energy has not repurchased any of the convertible debentures for cancellation.

Legal proceedings
Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power.  California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau with similar allegations.  NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition.  Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice.  NHS will vigorously defend itself against the action and has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation.  In response to the formal complaint by Reliance, the Commissioner of Competition has commenced an inquiry with respect to NHS and its competitors.

Controls and procedures
As of June 30, 2013, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three-month interim period ended June 30, 2013, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

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Corporate governance
Just Energy is committed to transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 17, 2013 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook
Following a year of high growth, the first quarter of fiscal 2014 evidences the benefit of that marketing success in terms of renewed cashflow growth and continued increase of the future margin embedded within the Company’s customer contracts. Entering fiscal 2014, Management provided guidance that it expected base EBITDA of $220 million for the year, up from $175.1 million in fiscal 2013. This growth was predicated on cashflow from the record customer additions in fiscal 2013 and the fact that the Company’s customer aggregation costs per customer are declining and that administrative costs would be flat or lower for fiscal 2014 despite expected customer base growth.

Base EBITDA for the first quarter was $29.3 million, up 53% from the first quarter of fiscal 2013. This is on track to meet the $220 million guidance for the fiscal year. It should be noted that, due to seasonality, the first quarter generates the lowest margin and EBITDA and future quarters will need to show similar high growth in order to meet this target. In the near term, the second quarter will be impacted by two factors: remaining adverse impact of the increased capacity costs in the U.S. northeast markets, which will reduce margin growth for the quarter below the growth in customers; and, the increase in bad debt expense anticipated due to credit-related customer shutoffs largely in the Texas market which is in its peak cooling season.  Accordingly, Base EBITDA growth is expected to be significantly less than that experienced in the first quarter.

Base Funds from operations also increased sharply, rising from $1.1 million a year ago to $13.3 million in the first quarter of fiscal 2014. This increase tracks the growth of Base EBITDA and is on track to result in a payout ratio of less than 100% for fiscal 2014.

Margin for the quarter was up, 5% year over year to $119.4 million. The increase in margin was less than the 9% increase in customer base as the majority of new customers were from the lower margin Commercial Energy division. This trend was expected and is built into the Company’s guidance.  Growth of margin in the future is anticipated to be slowed somewhat by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer.

Embedded margin reached $2.3 billion up 12% from a year earlier. This is a continuation of the double digit growth seen over each of the last three years. This growth rate is consistent with the targeted payout ratio of 60%-65% on Base Funds from Operations expected by the end of fiscal 2016.

Customer growth has driven embedded margin growth. The 372,000 customers added during the first quarter was the most in the Company’s history. Over the past 12-months, the customer base has grown by 9%. This growth is a result of investments made in past years to expand the geographic base of the Company and to broaden product offerings and to utilize new channels. During the quarter, 35% of total consumer and commercial customers were aggregated through the traditional door-to-door sales with the remaining 65% coming through non-door-to-door channels (37% through commercial brokers and the remaining 28% from other channels such as Internet sales, telemarketing). Management anticipates that the customer additions will be maintained in the range of recent quarters and that the percentage of those customers gained through door-to-door sales will continue to decline.

The high rate of growth in Base EBITDA projected for the year requires operating leverage. This is seen in two main areas. Administrative costs are expected to grow more slowly than customers and margin growth as there is only one planned new market opening in fiscal 2014. This run rate improvement is seen in the first quarter administrative costs were $36.0 million slightly lower than the $36.7 million incurred in the fourth quarter of fiscal 2013 despite the growth of the customer base over the period.

The second area of leverage, selling and marketing expense was down 10% year over year despite record customer additions and renewals. Lower cost sales channels and less investment in the Momentis network are driving these lower expenses.

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Attrition rates have continued a steady decline as commodity market prices have come in line with the Company’s current contract offerings. Management expects attrition to remain stable going forward, however the second and fourth quarters may experience higher attrition due to the normal process of the Company removing non-paying customers during the Texas cooling season and in the gas markets where the Company is exposed to credit risk.  Accordingly, attrition rates are expected to be higher in those periods. The Company’s calculation of embedded margin does not assume any further improvement in attrition rates.

Renewal rates were at target level of 70%.  While Canadian renewals remain a challenge, expectations are for continued improvement back toward historical levels for the remainder of fiscal 2014 and beyond. Efforts to strengthen the customer relationship through the bundled sale of both commodity and products such as smart thermostats should result in both higher renewals and lower attrition. The Company’s calculation of embedded margin does not assume any further improvement in renewal rates.

In March 2013, Just Energy formally commenced the process to dispose of the Terra Grain Fuels ethanol plant. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. The disposal of TGF is due to be completed within fiscal 2014. At March 31, 2013, TGF was classified as held for sale. Accordingly, it has been identified as a discontinued operation along with its related non-recourse debt.  Just Energy has no expectation of cash recovery above outstanding debt on the sale.

In changing the dividend for fiscal 2014, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities.  The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to a target range of 3.5 to 4.0 times by the end of fiscal 2016.

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